SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

July 6, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re: SolarMax Technology, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 2, 2023

File No. 333-266206

Ladies and Gentlemen:

This letter is in response to the letter dated June 1, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. Amendment No. 6 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Long-Lived Assets and Goodwill, page 93

1.    We note your disclosure that based on your annual impairment testing you determined the estimated fair value of our PRC reporting unit substantially exceeds its carrying value and that there was no impairment loss for the years ended December 31, 2022 and 2021. We further note your disclosure on page 87 that you have no pending agreement with SPIC or any other customer for your China segment during the year ended December 31, 2022 and continuing through the date of this prospectus, despite the fact that China has relaxed its zero tolerance policy. In light of your lack of revenues and continued losses in your China segment and lack of future customer agreements, please further describe to us the results of your impairment test and how management was able to determine that the fair value of its PRC reporting unit substantially exceeds its carrying value. In providing your response, please highlight any significant assumptions used including how the Company considered the previously mentioned negative trends in arriving at its conclusion.

Response:  Response:  We have included disclosure in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” under the subcaption “Impairment of Long-Lived Assets and Goodwill.”

We evaluated the goodwill impairment in China under Accounting Standards Update (“ASU”) 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” and as a reporting unit under Accounting Standards Code (“ASC”) 350-20-20 and ASC 280-10-50.

In the qualitative assessment under ASU 2017-04, we found no deterioration of general macroeconomic conditions in China, no deterioration in the industry or market conditions in which our China segment operates, no changes in cost factors that have a negative impact on our China segment, or changes in management, key personnel, strategy or customers.

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Our China segment did not complete any new projects in 2021 or 2022; however, we believe it is more likely than not the fair value of our China segment is greater than its carrying value, since we believe that we will generate business in the second half of 2023 or 2024 from SPIC and/or another PRC customer with which we are engaged in negotiations.

Because of the COVID restrictions, we were not able to complete negotiation for new projects with SPIC and with one other potential customer.  In China, in order for us to generate business, we need to have face-to-face meetings with the representatives of SPIC or any other potential customers rather than remote meetings such as Zoom.  These negotiations were initially deferred from late 2021 until 2022 and further deferred to 2023 as a result of COVID restrictions. We are now engaged in negotiations with respect to new projects for our China segment.  In addition, our negotiations were impacted by a temporary spike in panel prices in China, which began moderate in 2022. Despite the interruption resulting from the COVID restrictions in China, we believe that the macroeconomic conditions for the solar market in China continues to be strong. China remains the number one market in the world for photovoltaic systems, which includes the solar farms that our China segment designs and builds for third parties.  As COVID restrictions eased in late 2022, discussions, negotiations, design work and permitting on potential projects resumed in the first quarter of 2023, although, as of the date of this prospectus, we have not entered into any agreements.

Notes to Consolidated Financial Statements

7. Other Receivables and Current Assets, Net, page F-32

2.     We note you have $390,529 of capitalized merger costs at December 31, 2022. We note the SPAC merger was terminated in April 2022. Please clarify for us the nature of these capitalized costs and how you determined it was appropriate to capitalize such costs at December 31, 2022

Response: We have corrected the language to refer to capitalized public offering costs.

18. Income Taxes, page F-51

3.     We note your tax rate reconciliation table on page F-52. Please clarify for us and in your filing the nature of the return-to-provision true-up line item. In addition, please clarify for us your basis in U.S. GAAP for recording this item.

Response:  Response:  We have included disclosure in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” under the subcaption “Income Taxes.”

We recorded a true-up to our tax expense of $1,604,211 in 2022, which reflects an income tax benefit for the following items:

	Gross Amount	State Tax Impact	Federal Tax Impact	Total Tax Impact
Federal Understated Net Operating Loss (“NOL”) related to Global Intangible Low Tax Income (“GILTI”) Inclusion	$(5,571,749)		$(1,170,067)	$(1,170,067)
California Prior Year NOL understatement	$(10,947,092)	$(967,723)	$203,222	$(764,501)
Other Temporary book/tax differences (Accrued items and Fixed Asset)		$178,916	$172,987	$330,357
Total Return to Provision true-up				$(1,604,211)

1.       Federal understated NOL Related to GILTI

We made an adjustment in our 2022 tax provision and financial statements related to $5,571749 of Global Intangible Low Tax Income (“GILTI”) inclusion pursuant to Internal Revenue Code Section (“IRC”) Section 250 for the 2020 tax year.  We estimated that $5,571,749 of GILTI inclusion was required in determining our U.S. federal taxable income for 2020 and included the impact of the GILTI inclusion in our 2020 tax provision and in our audited financial statements.  Our deferred tax asset for our NOL carry forwards as of December 31, 2020, reflected the impact of the GILTI inclusion for 2020.

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However, we excluded the GILTI inclusion from our U.S. federal taxable income as reported on our 2020 US federal corporate tax return, primarily based on the position that sufficient Qualified Business Asset Investment (“QBAI”) existed to eliminate the GILTI inclusion.  During 2022, we reconsidered the position taken on our 2020 U.S. federal tax return and concluded that an uncertain tax exists with respect to $5,571,749 of GILTI inclusion which was excluded from our 2020 federal tax return.

In our 2022 financial statement tax footnote, we disclosed the uncertain tax position for our NOL deferred tax assets as an increase  of $1,170,067 as required by ASC 740-10 -50-15A a. 1.  We reflected the uncertain tax position as a contra-deferred tax asset as required by ASC 740.  Further, pursuant to ASC 740-10-50-11 and 12, we reflected the true up to the NOL deferred tax asset of $1,170,067 before reduction for the uncertain tax position contra-deferred tax asset as a benefit in our rate reconciliation.  We reflected the impact of the uncertain tax position contra- deferred tax asset as an expense of $1,170,067 in our rate reconciliation. The benefit was disclosed as “Return to provision true up” in the rate reconciliation and the expense was disclosed as “Uncertain tax position” in the rate reconciliation.

In summary, we reflected the appropriate impact of the 2020 GILTI inclusion in our financial statements. We never reflected a financial statement benefit for the exclusion of the GILTI inclusion from our 2020 US federal tax return.  In our 2022 financial statements, we disclosed the uncertain tax position associated with the position taken on our 2020 US federal tax return.  We disclosed the impact of the GILTI uncertain tax position as both a true-up to our NOL deferred tax assets and an increase to our uncertain tax position as separate, equal, and offsetting items in the rate reconciliation in our 2022 financial statements.  The financial statement disclosure impact is limited to the uncertain tax position table and the rate reconciliation table.  There is no impact to our financial position or results of operations or other tax disclosures for 2021 or 2022.

ASC 740, Accounting for Income Taxes, sets out the U.S. GAAP guidance for income taxes.

Pursuant to ASC 740-10-25-6, An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.  As described above, in keeping with this provision, we did not recognize a financial statement benefit for exclusion of our 2020 GILTI inclusion in our 2020 US federal tax return.

Pursuant to ASC 740-10-50-15A, , Public entities shall disclose both of the following at the end of each reporting period presented: a. A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of each period, which shall include at a minimum: 1. The gross amounts of the increases and decreases in unrecognized tax benefits as a result of tax positions taken during a prior period.  When we made the determination in 2022 that our position to exclude the GILTI inclusion from our 2020 US federal tax return did not meet the more likely than not recognition threshold, we reflected the tax impact of the uncertain tax position as an increase to unrecognized tax benefits related to a position taken on a tax return for a prior year.  As we included the GILTI inclusion in our 2020 tax provision and financial statements, there was no impact to our financial statements for any period.

Pursuant to ASC 740-10-50-11 and 12, The reported amount of income tax expense may differ from an amount based on statutory rates. The following guidance establishes the disclosure requirements for such situations… A public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense that would result from applying domestic federal tax rates to pretax income from continuing operations… The estimated amount and the nature of each significant reconciling item shall be disclosed. As discussed above, in keeping with this provision, we disclosed a rate reconciliation item for both the true-up to the cumulative NOL (before reduction for the GILTI uncertain tax position) and the GILTI uncertain tax position as separate, equal, and offsetting amounts in our 2022 rate reconciliation.

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2.       California NOL true-up

We have identified a difference between the cumulative NOL reported on our California tax return and our audited financial statements, specifically pertaining to the 2014 tax year.  This difference arose from the accumulated adjustment of results of operations for prior years which were recorded as of January 1, 2014.

To ensure consistency between the tax return reporting and financial statements, we increased our California NOL deferred tax asset by $764,501 (net of federal impact), reflected in our 2022 financial statements, aligning the deferred tax asset with the cumulative NOLs reported on our California tax returns.

Further, we have concluded that an uncertain tax position exists with respect to the California NOLs identified through this process. Accordingly, we recorded a contra-NOL deferred tax asset for the uncertain tax position and disclosed the uncertain tax position as an increase to prior year uncertain tax positions pursuant to ASC 740-10-50-15A a. 1. Further, pursuant to ASC 740-10-50-11 and 12, we reflected the true up to the NOL deferred tax assets of $764,501 before reduction for the uncertain tax position contra-deferred tax asset as a benefit in our rate reconciliation.  We reflected the impact of the uncertain tax position contra- deferred tax asset as an expense of $764,501 in our rate reconciliation. The benefit was disclosed as “Return to provision true up” in the rate reconciliation and the expense was disclosed as “Uncertain tax position” in the rate reconciliation. As a result, the adjustment made to the California NOL deferred tax asset does not affect our tax provision for the year ended December 31, 2022 or prior years.

ASC 740, Accounting for Income Taxes, sets out the US GAAP guidance for income taxes.

Pursuant to ASC 740-10-25-6, An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.  As described above, in keeping with this provision, we have not recognized a financial statement benefit for our California NOLs of $10,947,092, as set out in the table above.

Pursuant to ASC 740-10-50-15A, Public entities shall disclose both of the following at the end of each reporting period presented: a. A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of each period, which shall include at a minimum: 1. The gross amounts of the increases and decreases in unrecognized tax benefits as a result of tax positions taken during a prior period.  When we made the determination in 2022 that a portion of our cumulative California NOLs did not meet the more likely than not recognition threshold, we reflected the tax impact of the uncertain tax position as an increase to unrecognized tax benefits related to a position taken on a tax return for a prior year.

Pursuant to ASC 740-10-50-11 and 12, The reported amount of income tax expense may differ from an amount based on statutory rates. The following guidance establishes the disclosure requirements for such situations… A public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense that would result from applying domestic federal tax rates to pretax income from continuing operations… The estimated amount and the nature of each significant reconciling item shall be disclosed. As discussed above, in keeping with this provision, we disclosed a rate reconciliation item for both the true-up to the cumulative California NOL deferred tax asset (before reduction for the related uncertain tax position) and the California NOL uncertain tax position as separate, equal, and offsetting amounts in our 2022 rate reconciliation.

3.       Other Temporary Differences

We trued-up our 2022 tax provision for other temporary differences between the 2021 tax provision and the 2021 tax return, which were deemed to be changes in estimates for various accruals and fixed asset depreciation, which were estimated at the time of the 2021 tax provision preparation.  The impact of the $330,357 true up is fully offset by a decrease to our valuation allowance under ASC 740-10-30, which provides for the establishment of a valuation allowance against deferred tax assets which are not more-likely-than-not to be realized.

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 If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

	By:	/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC

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